Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

August 11, 2020

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. John Cash, Accounting Branch Chief
Mr. Kevin Stertzel, Senior Staff Accountant
Mr. Jay Ingram, Legal Branch Chief
Mr. Geoff Kruczek, Attorney

Re:	XPENG INC.

Registration Statement on Form F-1

CIK No. 0001810997

Dear Mr. Cash, Mr. Stertzel, Mr. Ingram and Mr. Kruczek:

On behalf of our client, XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith an amendment (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

For your easy reference, we are providing you by overnight delivery five (5) copies of this letter as well as the Registration Statement, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on August 7, 2020 (the “August 7 Filing”).

The Company has responded to the Staff’s comments contained in the comment letter from the Staff dated August 7, 2020 (the “August 7 Comment Letter”) by revising the August 7 Filing.

Simpson Thacher & Bartlett

August 11, 2020

Set forth below are the Company’s responses to the Staff’s comments in the August 7 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

*         *         *         *         *

ADS holders may not be entitled to a jury trial . . ., , page 62

1.	Please expand your revisions to clarify here and on page 183 that investors cannot waive compliance with the federal securities laws, not merely that they will not be deemed to waive such compliance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 63 and 193 of the Amendment No. 1.

Liquidity and Capital Resources, page 92

2.

Please revise this section to provide current information. We note, for example, the proceeds raised from the issuance of preferred shares in July 2020. Also, if there are material changes to the information in the table on page 95 since December 31, 2019, please revise to discuss those changes. See Instruction 1 to Item 5.F of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 99 of the Amendment No. 1. The Company notes Instruction 1 to Item 5.F of Form 20-F and has updated the table on page 102 with information as of June 30, 2020.

Exhibits

3.	Please file the consent of Mr. Donghao Yang, as required by Rule 438 of Regulation C.

In response to the Staff’s comment, the Company will file Mr. Yang’s consent as exhibit 23.5 with the Amendment No. 1.

*         *         *         *         *

Simpson Thacher & Bartlett

August 11, 2020

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), Kevin P. Kennedy at + 1-650-251-5130 (work), +1-650-868-1776 (mobile) or kkennedy@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Alex Chan at +86-20-3819-2385 (work) or alex.p.chan@cn.pwc.com (email) or Alex Du at +86-20-3819-2558 (work) or alex.du@cn.pwc.com (email) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yi Gao
Yi Gao

cc:	XPeng Inc.

Xiaopeng He, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kevin Kennedy

Kai Fan

Latham & Watkins LLP

Benjamin Su

Daying Zhang

PricewaterhouseCooper Zhong Tian LLP

Alex Chan

Alex Du

3